FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição Report of Independent Accountants on the Limited Review of the Quarterly Information (ITR) March 31, 2006

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

1.
We have performed a special review of the quarterly information (ITR) of Companhia Brasileira de Distribuição (the Company) and Companhia Brasileira de Distribuição and subsidiaries for the quarter ended March 31, 2006, including the balance sheets, the related statements of income, the report on performance and significant information, prepared by Company management in accordance with the accounting practices adopted in Brazil. The quarterly information of investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios and Miravalles Empreendimentos e Participações S.A. for the quarter ended March 31, 2006 was reviewed by other independent auditors. Our special review report, in relation to the amounts of assets, liabilities and results of these investees, is exclusively based on the limited review reports of these independent auditors.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), which consisted principally of: (a) inquiries of and discussions with persons responsible for the Company’s accounting, financial and operating areas as to the criteria adopted in preparing the quarterly information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.
Based on our special review and the limited review reports of the other independent auditors, we are not aware of any material modifications that should be made to the quarterly information referred to above for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

1

4.
Our review was conducted with the objective of issuing a report on the special review of the quarterly information referred to above. The statements of cash flows and added value of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and subsidiaries for the quarter ended March 31, 2006, prepared in accordance with the accounting practices adopted in Brazil, presented to provide additional information about the Company and its subsidiaries, are not required components of the quarterly information. These statements were submitted to the review procedures described in paragraph two above and, based on our review and the quarterly information reviewed by the other independent auditors, we are not aware of any significant adjustment that should be made to this additional information for it to be fairly presented, in all material respects, in relation to the overall quarterly information for the quarter ended March 31, 2006.

São Paulo, May 8, 2006

     ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

     Sergio Ricardo Romani
Accountant CRC -1RJ072321/S-0

2

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporation
QUARTERLY FINANCIAL INFORMATION (ITR)	Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	March 31, 2006

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - Brazilian Revenue Service Registry of Legal Entities – CNPJ 47.508.411/0001-56
4 – Registration Number – NIRE 35900089901

01.02 - HEAD OFFICE

1 – FULL ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - SUBURB OR DISTRICT Jardim Paulista
3 – ZIP CODE 01402-000	4 – MUNICIPALITY SÃO PAULO			5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0533	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-7177	13 – FAX	14 - FAX
15 – E-MAIL cbd .ri@paodeacucar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Fernando Queiroz Tracanella	2 - FULL ADDRESS Av. Brigadeiro Luís Antônio, 3142
3 – SUBURB OR DISTRICT Jardim Paulista	4 - ZIP CODE 01402-000		5 – MUNICIPALITY SÃO PAULO	6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-2677	14 – FAX	15 - FAX
16 - E-MAIL cbd.ri@paodeacucar.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2006	12/31/2006	1	1/1/2006	3/31/2006	4	10/1/2005	12/31/2005
9 - AUDITOR Ernst & Young Auditores Independentes S/S							10-CVM CODE 00471-5
11-NAME OF RESPONSIBLE PARTNER Sergio Ricardo Romani					12-INDIVIDUAL TAXPAYERS' REGISTRATION - CPF 728.647.617-34

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current Quarter 3/31/2006	Prior quarter 12/31/2005	Same quarter in prior year 3/31/2005
Subscribed Capital
1 – Common	49,839,926	49,839,926	63,470,811
2 – Preferred	63,827,990	63,827,990	50,051,428
3 – Total	113,667,916	113,667,916	113,522,239
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private national
4 - ACTIVITY CODE 1190 – Supermarkets
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME
01	06.048.737/0001-60	NOVA SAPER PARTICIPAÇÕES LTDA

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 –YIELD	5 - DATE OF PAYMENT	6 - TYPE OF	7 – YIELD PER
1	Board Meeting	4/27/2006	Dividends	6/23/2006	ON	0.0005168900
2	Board Meeting	4/27/2006	Dividends	6/23/2006	PN	0.0005685700

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

1 – ITEM	2 – CHANGE DATE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - CHANGE AMOUNT (IN THOUSANDS OF REAIS)	5 - CHANGE NATURE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON SSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - Balance Sheet - Assets (Thousands of reais)

1 - CODE	2 – Description	3 – 3/31/2006	4 - 12/31/2005
1	Total assets	8,537,979	8,786,851
1.01	Current assets	2,478,767	2,745,753
1.01.01	Available funds	756,931	730,632
1.01.01.01	Cash and banks	41,249	108,726
1.01.01.02	Financial investments	715,682	621,906
1.01.02	Receivables	835,433	1,153,843
1.01.02.01	Trade accounts receivable	359,779	664,420
1.01.02.02	Advances to suppliers and employees	37,995	33,997
1.01.02.03	Taxes recoverable	346,727	366,049
1.01.02.04	Deferred income tax	69,171	66,807
1.01.02.05	Other receivables	21,761	22,570
1.01.03	Inventories	834,393	835,921
1.01.04	Other	52,010	25,357
1.01.04.01	Prepaid expenses	52,010	25,357
1.02	Long-term receivables	1,194,498	1,222,417
1.02.01	Sundry receivables	456,202	444,136
1.02.01.01	Receivables securitization fund	194,068	186,051
1.02.01.02	Deferred income tax	37,588	36,303
1.02.01.03	Judicial deposits	198,988	188,807
1.02.01.04	Other accounts receivable	24,119	30,941
1.02.01.05	Prepaid expenses	1,439	2,034
1.02.02	Receivables from related companies	738,296	778,281
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	738,296	778,281
1.02.02.02.01	Subsidiary companies	738,296	778,281
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	4,864,714	4,818,681
1.03.01	Investments	1,264,147	1,263,113
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,264,147	1,263,113
1.03.01.03	Other	0	0
1.03.01.03.01	Investments in Other Companies	0	0
1.03.02	Property and equipment	3,180,992	3,119,896
1.03.03	Deferred charges	419,575	435,672

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (Thousands of reais)

1 - CODE	2 – Description	3 – 3/31/2006	4 – 12/31/2005
2	Total liabilities and shareholders' equity	8,537,979	8,786,851
2.01	Current liabilities	2,120,012	2,201,626
2.01.01	Loans and financing	545,138	375,866
2.01.02	Debentures	0	17,979
2.01.03	Suppliers	1,037,133	1,333,731
2.01.04	Taxes, charges and contributions	70,795	74,411
2.01.04.01	Taxes on sales	395	16,072
2.01.04.02	Tax installments	47,129	46,245
2.01.04.03	Provision for income tax	23,271	12,094
2.01.05	Dividends payable	62,053	62,053
2.01.06	Provisions	51,984	55,014
2.01.06.01	Provision for net capital deficiency	51,984	55,014
2.01.07	Payables to related companies	31,451	40,655
2.01.07.01	Payables to related companies	31,451	40,655
2.01.08	Other liabilities	321,458	241,917
2.01.08.01	Salaries and related contributions	114,033	129,096
2.01.08.02	Public services	4,745	4,616
2.01.08.03	Rents	23,602	28,723
2.01.08.04	Advertising	2,463	3,186
2.01.08.05	Insurance	2,285	477
2.01.08.06	Purchase of assets	54,062	24,989
2.01.08.07	Other accounts payable	120,268	50,830
2.02	Long-term liabilities	2,105,423	2,332,853
2.02.01	Loans and financing	364,874	550,061
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	1,339,059	1,381,302
2.02.05.01	Provision for contingencies	1,044,609	1,011,039
2.02.05.02	Tax installments	294,450	300,563
2.02.05.03	Purchase of assets	0	0
2.02.05.04	Others	0	69,700
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,312,544	4,252,372
2.05.01	Paid-up capital	3,680,240	3,680,240
2.05.02	Capital reserves	0	0
2.05.02.01	Tax Incentives	0	0
2.05.02.02	Subscription bonus	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	632,304	572,132
2.05.04.01	Legal	118,797	118,797
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	273,047	212,875
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	240,460	240,460
2.05.04.07.01	Reserve for expansion	240,460	240,460
2.05.05	Retained earnings/accumulated deficit	0	0

03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 1/1/2006 to 3/31/2006	4 – 1/1/2006 to 3/31/2006	5 – 1/1/2005 to 3/31/2005	6 – 1/1/2005 to 3/31/2005
3.01	Gross sales and/or services	2,794,550	2,794,550	2,788,469	2,788,469
3.02	Deductions	(461,357)	(461,357)	(497,305)	(497,305)
3.03	Net sales and/or services	2,333,193	2,333,193	2,291,164	2,291,164
3.04	Cost of sales and/or services rendered	(1,631,883)	(1,631,883)	(1,643,939)	(1,643,939)
3.05	Gross profit	701,310	701,310	647,225	647,225
3.06	Operating (expenses) income	(625,803)	(625,803)	(570,226)	(570,226)
3.06.01	Selling	(415,342)	(415,342)	(363,851)	(363,851)
3.06.02	General and administrative	(71,463)	(71,463)	(75,227)	(75,227)
3.06.03	Financial	(47,745)	(47,745)	(39,812)	(39,812)
3.06.03.01	Financial income	65,868	65,868	81,031	81,031
3.06.03.02	Financial expenses	(113,613)	(113,613)	(120,843)	(120,843)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(95,636)	(95,636)	(98,719)	(98,719)
3.06.05.01	Other taxes and charges	(10,220)	(10,220)	(8,487)	(8,487)
3.06.05.02	Depreciation and amortization	(88,446)	(88,446)	(91,676)	(91,676)
3.06.05.03	Gain (loss) on investment in subsidiary company	3,030	3,030	1,444	1,444
3.06.06	Equity in the results of subsidiary and associated companies	4,383	4,383	7,383	7,383
3.07	Operating profit	75,507	75,507	76,999	76,999
3.08	Nonoperating results	7,286	7,286	(2,158)	(2,158)
3.08.01	Revenue	13,341	13,341	0	0
3.08.02	Expenses	(6,055)	(6,055)	(2,158)	(2,158)
3.09	Income before taxation and profit sharing	82,793	82,793	74,841	74,841
3.10	Provision for income tax and social contribution	(23,271)	(23,271)	(18,968)	(18,968)
3.11	Deferred income tax	3,649	3,649	1,865	1,865
3.12	Statutory profit sharing and contributions	(3,000)	(3,000)	0	0
3.12.01	Profit sharing	(3,000)	(3,000)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income for the quarter/six-month period	60,171	60,171	57,738	57,738
	Number of shares, ex-treasury (in thousands)	113,667,916	113,667,916	113,522,239	113,522,239
	Net income per share	0.00053	0.00053	0.00051	0.00051
	Loss per share

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)

1. Operations

Companhia Brasileira de Distribuição ("Company" or “CBD”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Extra", "ABC-Barateiro", "Comprebem", "Extra Eletro" and “Sendas”. At March 31, 2006, the Company had 554 stores in operation (556 stores at December 31, 2005), of which 383 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 51 by Sé Supermercados Ltda., ("Sé"), 7 by Companhia Pernambucana de Alimentação ("CIPAL") and 107 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora"). In 2005, several projects were initiated, whose objective is to increase competitiveness and profitability, with highlight to the beginning of implementation of the following projects: Commercial Dynamics (review of processes and systems related to Purchase and Category Management); Restructuring of the Marketing area (canceling of contracts with external agencies); Shared Service Center; Material Purchase and Indirect Services Center (not for sale); Zero Base Budget; Matrix Management of Expenses; Economic Value Added (EVA) and Maximum Efficiency in Supermarkets – identification of internal benchmarks and dissemination of the best practices throughout the group. The objective is to make all these projects operational by the first six month-period of 2006.

a) Sendas Distribuidora

Sendas Distribuidora operations began on February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro. In 2005, a restructuring process began in the Company, with a view to increasing profitability through efficiency gains. Several measures were taken already in the fourth quarter of 2005 to reduce operating and corporate expenses, as well as a review of processes and systems. Decrease in operating expenses is a result of the review of operating processes that seek simplification and rationalization. Therefore, corporate expense decrease was based on scale gains supported by service centralization and sharing.

b) Partnership with Itaú

On July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to CBD customers, and has been doing so on an exclusive basis since the third quarter of 2005 (see Note 9 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. ("Miravalles").

c) Casino joint venture agreement

On May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participações S.A. (Vieri), which became a parent company of CBD, whose control is shared by both group of shareholders.

1. Operations (Continued)

c) Casino joint venture agreement (Continued)

On June 22, 2005, the Groups entered into Shareholders’ Agreements of the Parent Company (Vieri) and CBD, which established that CBD control is exclusively exercised by Vieri.

2. Basis of Preparation and Presentation of the Quarterly Information

The quarterly information was prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (CVM) and by the Brazilian Institute of Independent Accountants (IBRACON).

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the balances under the caption “Redeemable PAFIDC quotas of interest” to “Loans and financing” group of accounts, and part of “Other” balances to “Accounts Receivable under Commercial Agreements” in the December 31, 2005 financial statements.

The financial statements include the following supplementary information that management considers significant to the market (See Note 22):

Attachment I – Statement of Cash Flows – prepared based on the indirect method, as from accounting records, in accordance with IBRACON standards.

Attachment II – Statement of Added Value – prepared in accordance with the Brazilian Accounting Standards, supplemented by CVM guidance and recommendations.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Accounting estimates

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the quarterly information. Accordingly, the quarterly information of the Company and the consolidated quarterly information include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

b) Revenues and expenses

Sales are recognized as customers receive the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of sales includes warehousing and handling costs.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

c) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Customer credit financing is generally for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

The Company securitizes its accounts receivable with a partially owned special purpose entity, the PAFIDC.

d) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (FIFO) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

e) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

f) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

g) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, less the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, whichever is shorter.

Beginning 2005, the Company, following the NBC T 19.5 recommendations, started to account for the amortization of leasehold improvements based on the respective lease contract time limits.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

g) Property and equipment (Continued)

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

h) Deferred charges

Deferred charges include goodwill paid on the acquisition of investments already added and pre-operating expenses. Goodwill is supported by reports issued by independent experts, based on the expectation of future profitability, and is amortized in accordance with estimated profitability of the acquired businesses over a maximum period of ten years.

Pre-operating expenses are amortized in accordance with the terms described in Note 11 (b).

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value.

k) Income and social contribution taxes

Deferred income and social contribution taxes (where applicable) are calculated on tax losses and timely differences to taxable income. Management expects the realization of deferred tax credit assets over the next 10 years.

l) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

m) Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet date and as if net income were distributed in its entirety. Earnings may be distributed or used for capital increase purposes, consequently there is no guarantee that they will be paid as dividends.

n) Consolidated quarterly information

The consolidated quarterly information was prepared in conformity with the consolidation principles prescribed by Brazilian GAAP including CVM Ruling 247, and include the financial statements of the Company and its subsidiaries Novasoc, Sé, CIPAL, Sendas Distribuidora, PAFIDC and Versalhes Comércio de Produtos Eletrônicos Ltda. (“Versalhes”).

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income need not be proportional to the quotas of interest held in the company. At the members’ meeting on December 29, 2000 it was agreed that the Company would participate in 99.98% of Novasoc’s results.

Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company, in addition to its right to appoint and remove executive officers. At March 31, 2006, equity results considers a shareholding of 42.57% of total capital.

The proportional investment of the Parent Company in the income of the investee and the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the consolidated financial statements.

3. Marketable Securities

The marketable securities at March 31, 2006 and December 31, 2005 earn interest mainly at the Interbank Deposit Certificate (CDI) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company			Consolidated

	3.31.2006	12.31.2005	3.31.2006	12.31.2005

Current
Resulting from sales through:
Credit card	111,062	213,333	145,661	283,800
Customer credit financing	1,663	5,455	1,867	6,044
Sales vouchers and others	81	38,513	7,832	51,288
Credit sales with post-dated checks	11,468	43,061	16,691	59,996
Accounts receivable - subsidiaries	90,161	139,817	-	-
Allowance for doubtful accounts	(1,672)	(3,785)	(2,223)	(4,736)
Resulting from Commercial Agreements	147,016	228,026	171,598	263,557

	359,779	664,420	341,426	659,949

Accounts receivable - Securitization Fund	-	-	757,396	758,070

Allowance for doubtful accounts	-	-	(94)	(1,292)

	-	-	757,302	756,778

	359,779	664,420	1,098,728	1,416,727

Noncurrent
Resulting from sales through:
Customer credit financing and others	24,119	30,941	24,119	30,941
Accounts receivable - Paes Mendonça	-	-	299,359	293,529

	24,119	30,941	323,478	324,470

Customer credit financing accrues monthly fixed interest from 3.99% to 4.49% (from 2.99% up to 4.99% at December 31, 2005), and with payment terms of up to 24 months. Credit card sales relate to sales settled by customers with third party credit cards and are normally receivable from the credit card companies in the same number of installments as the customer pays the credit card company, not to exceed 12 months. Sales settled with post-dated checks accrue interest of up to 6.5% per month (6.5% at December 31, 2005) for settlement in up to 60 days. Credit sales are recorded net of unearned interest income.

4. Trade Accounts Receivable (Continued)

a) Breakdown (Continued)

Since 2004, the Company has been transferring credit rights to PAFIDC represented by customer credit financing, credit sales with post-dated check and credit card company receivables totaling R$ 1,910,558 at March 31, 2006 (R$ 6,750,149 at December 31, 2005), in which it retained servicing responsibilities and subordinated interests. For the quarter ended March 31, 2006, securitization costs of such receivables amounted to R$ 30,259 (R$ 15,628 at March 31, 2005), recognized as financial expenses. Servicing responsibilities, which are not remunerated, include the assistance by the Company’s collection department to the fund’s administrator in the collection of delinquent credits.

The outstanding balance of these receivables at March 31, 2006 was R$ 757,302 (R$ 756,778 at December 31, 2005), net of allowance for doubtful accounts.

Accounts receivable from subsidiaries (Novasoc, Sé, CIPAL, Sendas Distribuidora and Versalhes) relate to sales of merchandise by the Company, to supply the subsidiaries’ stores. Sales of merchandise by the Company’s warehouses to subsidiaries were substantially carried out at cost.

b) Accounts receivable – Paes Mendonça

In May 1999, the Company leased 25 stores from Paes Mendonça S.A. ("Paes Mendonça"), a retail chain, through its subsidiary, Novasoc. The initial lease term for the stores is for a five-year period renewable at the Company's option for two additional five-year periods. At March 31, 2006, 17 stores were leased pursuant to this agreement and subsequent contract amendments. The operating lease annual rental payments amounted to R$ 2,354 (R$ 2,058 at December 31, 2005), including an additional contingent rent based on 0.5% to 2.5% of store revenues.

Accounts receivable - Paes Mendonça - relate to accounts receivable for the payment of liabilities by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by Commercial Rights of certain stores currently operated by CBD. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

c) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current sales transactions carried out between the Company and its suppliers.

4. Trade Accounts Receivable (Continued)

d) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by management's estimate of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	3.31.2006	12.31.2005	3.31.2006	12.31.2005

Resulting from:
Customer credit financing	(480)	(1,967)	(517)	(2,110)
Installment sales with post-dated checks	(101)	(253)	(148)	(481)
Other accounts receivable	(1,091)	(1,565)	(1,558)	(2,145)

	(1,672)	(3,785)	(2,223)	(4,736)

Accounts receivable - PAFIDC	-	-	(94)	(1,292)

	(1,672)	(3,785)	(2,317)	(6,028)

The basic policies for establishing this allowance are as follows:

  Customer credit financing - based on historical loss indices over the past 12 months; the receivables overdue for more than 180 days are included in the allowance.

  Installment sales with post-dated checks - based on the historical average indices of checks returned and recoveries over the past 12 months; bounced checks are included in full in the allowance after all legal procedures have been exhausted.

  Credit card and sales vouchers - an allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

5. Inventories

	Parent Company			Consolidated

	3.31.2006	12.31.2005	3.31.2006	12.31.2005

Stores	546,710	520,586	783,950	741,255
Warehouses	287,683	315,335	349,404	374,031

	834,393	835,921	1,133,354	1,115,286

6. Recoverable Taxes

The balances of taxes recoverable at March 31, 2006 and December 31, 2005 refer basically to credits from IRRF (Withholding Income Tax), PIS and COFINS (Social Contribution Taxes on Gross Revenue) and ICMS (State Value-Added Tax) recoverable:

	Parent Company			Consolidated

	3.31.2006	12.31.2005	3.31.2006	12.31.2005

Income tax and taxes on sales	338,439	352,781	464,532	462,968
Other	8,288	13,268	8,288	13,268

	346,727	366,049	472,820	476,236

7. Receivables Securitization Fund - PAFIDC

The Company subscribed R$ 100,000 in October 2003 and R$ 29,960 in July 2004, in subordinated quotas of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios ("PAFIDC"), a special purpose receivables securitization fund.

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring trade receivables of the Company and its subsidiaries, arising from sales of products and services to their customers through use of credit cards, post-dated checks, purchase vouchers and installment purchase booklets.

PAFIDC has a predetermined duration of five years renewable for one additional five-year period, beginning in October 2003. The capital structure of the fund is composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by the Company.

7. Receivables Securitization Fund - PAFIDC (Continued)

The net assets of PAFIDC at March 31, 2006 and December 31, 2005 are summarized as follows:

	3.31.2006	12.31.2005

Assets
Available funds	206,485	168,107
Accounts receivable	757,396	758,070
Allowance for doubtful accounts	(94)	(1,292)

Total assets	963,787	924,885

Liabilities and shareholders' equity
Accounts payable	241	222
Shareholders' equity (*)	963,546	924,663

Total liabilities and shareholders' equity	963,787	924,885

(*) includes mandatory redeemable quotas of interest in the amount of R$ 769,478 at March 31, 2006 (R$ 738,612 at December 31, 2005).

Subordinated quotas were allotted to the Company, and the balance at March 31, 2006, amounting to R$ 194,068 (R$ 186,051 at December 31, 2005) is recorded in noncurrent assets in Receivables securitization fund. The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

Senior quotas Series A accrued benchmark remuneration of 103.0% of CDI, the interbank variable interest rate, from the first subscription of quotas of interest through February 20, 2004 and 105.0% of CDI thereafter; and Series B accrue 101.0% of CDI. The remaining balance of results will be attributed to the subordinate quotas. The holders of senior quotas series B will redeem on June 23, 2006 and June 23, 2007 the principal amount of R$ 71,700, at each redemption, updated by the benchmark remuneration, and will redeem the remaining balance at the end of the fund’s term. The holders of quotas of interest Series A will redeem their quotas of interest at the end of the fund’s term.

Subordinated quotas were issued in a single series, are non-transferable and registered. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the fund’s net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

7. Receivables Securitization Fund - PAFIDC (Continued)

The holders of senior quotas have no recourse against the other assets of the Company in the event customers default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The assignors will assign and transfer receivables to the Fund over a period of five years, renewable for a further period of five years.

The Fund financial statements for the quarters ended March 31, 2006 and December 31, 2005 were audited by other independent auditors and are consolidated into the Company’s financial statements. At March 31, 2006, total assets and net income of said investee represented 9% and 13.3%, respectively, in relation to the Company’s consolidated financial statements (8.5% and 10.7% of total assets and net income, respectively, in relation to the Company’s consolidated financial statements for the year ended December 31, 2005).

8. Balances and Transactions with Related Parties

	Balances

	Accounts receivable (payable)	Trade commissions	Intercompany	Proposed dividends
Company		receivable (payable)	receivable (payable)

Pão de Açúcar S.A. Indústria e Comércio	(14)	-	-	-
Casino Guichard Perrachon ("Casino")	-	-	-	(8,572)
Península Participações Ltda.	-	-	-	(1,458)
Vieri Participações S.A.	-	-	-	(16,902)
Onix 2006 Participações	-	-	-	(3,561)
Rio Plate Empreendimentos e Participações	-	-	-	(1,272)
Sendas S.A.	-	-	16,200	-
Novasoc	18,899	(26,770)	-	-
Sé	35,177	552,583	-	-
CIPAL	3,945	(4,681)	-	-
Sendas Distribuidora	28,681	(292,193)	446,619	-
Versalhes	(71,082)	9,476	-	-
FIC	(4,622)	-	-	-
Other	-	5,611	-	(850)

Balances at 3.31.2006	10,984	244,026	462,819	(32,615)

Balances at 12.31.2005	23,661	309,402	428,224	(32,615)

8. Balances and Transactions with Related Parties (Continued)

	Transactions during the quarter ended March 31, 2006

	Services
	rendered and	Net sales	Net financial
Company	rents	(purchases)	income	Dividends paid

Pão de Açúcar S.A. Industria e Comércio	(1,080)	-	-	-
Casino Guichard Perrachon ("Casino")	(1,634)	-	-	-
Fundo de Invest.Imob.Península	(26,647)	-	-	-
Novasoc	1,742	154,206	-	-
Sé	3,883	355,485	-	-
CIPAL	412	202,717	-	-
Sendas Distribuidora	27,687	36,620	10,355	-
Versalhes	-	(126,357)	-	-
Other	(3,924)	-	-	-

Balances at 3.31.2006	439	622,671	10,355	-

Balances at 12.31.2005	86,098	734,556	41,727	(65,305)

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé, CIPAL and Sendas Distribuidora and Versalhes, by the Company's warehouse and were made substantially at cost; the remaining transactions with related parties are carried out at usual market prices and conditions. The trade commission contracts with related parties are subject to financial charges equivalent to the administration fee on such trade commissions.

In addition to the transactions shown in the above table, during the quarter ended March 31, 2006, the following related-party transactions were carried out:

(i) Leases

CBD leases 21 properties from the Diniz family. For the quarter ended March 31, 2006, payments under such leases totaled R$ 3,867 (R$ 3,665 at December 31, 2005).

8. Balances and Transactions with Related Parties (Continued)

(i) Leases (Continued)

Sendas Distribuidora leases 57 properties from the Sendas family and 7 properties from CBD. For the quarter ended March 31, 2006, the total lease payments amounted to R$ 8,176 and R$ 1,330, respectively (R$ 7,920 and R$ 1,186, respectively, at March 31, 2005). In September 2005, R$10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which will be amortized over 37 months. At March 31, 2006 the balance receivable corresponded to R$ 9,225 (R$ 9,928 at December 31, 2005).

The leases were taken out under terms similar to those that would have been established had they been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

On October 3, 2005, final agreements were entered into referring to sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. CBD was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, CBD has the right to exit individual stores before termination of the lease term, should it no longer be interested in maintaining such leases.

The total amount paid under these leases for the quarter ended March 31, 2006 was R$ 27,490, of which R$ 26,647 was paid by CBD, R$ 732 by Novasoc and R$ 111 by Sé.

(iii) Right of use of the Goodlight brand

The Company paid the amount of R$ 57 for the quarter ended March 31, 2006 (R$ 57 at March 31, 2005) for the right of use of the Goodlight brand, owned by Diniz family.

(iv) Apportionment of corporate expenses

Central corporate costs are passed on to subsidiaries and affiliated companies by the amount effectively incurred with such services.

8. Balances and Transactions with Related Parties (Continued)

(v) Technical Assistance Agreement with Casino

In CBD Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide services to CBD related to technical assistance in the human resources, own brands, marketing and communication, global campaign and administrative assistance areas, among others. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held on August 16, 2005. For the quarter ended March 31, 2006, CBD paid R$ 1,634 in connection with the services provided for under such agreement.

9. Investments

a) Information on investments at March 31, 2006 and December 31, 2005

	March 31, 2006

		Holding (direct or indirect) - %		Shareholders' equity (capital deficiency)
	Shares/ quotas		Paid-in		Net income (loss)
	of interest held		capital		for the quarter

Novasoc	1,000	10.00	10	(50,446)	4,146
Sé	1,133,990,699	91.92	1,233,671	1,200,223	4,768
Sendas Distribuidora	450,001,000	42.57	835,677	620,827	(27,836)
Nova Saper	36,362	99.99	0.4	100	-
Versalhes	10,000	90.00	10	(1,711)	(1,240)
Auto Posto MFP	14,999	99.99	15	15	-
Auto Posto Sigua	29,999	99.99	30	30	-

9. Investments (Continued)

a) Information on investments at March 31, 2006 and December 31, 2005 (Continued)

				December 31, 2005

				Shareholder
		Holding		s' equity	Net income
	Shares/ quotas	(direct or	Pain-in	(capital	(loss) for the
	of interest held	indirect) - %	capital	deficiency)	quarter

Novasoc	1,000	10.00	10	(54,592)	(5,637)
Sé	1,133,990,699	91.92	1,233,671	1,195,455	24,727
Sendas Distribuidora	450,001,000	42.57	835,677	648,663	(35,427)
Nova Saper	36,362	99.99	0.4	100	-
Versalhes	10,000	90.00	10	(471)	55
Auto Posto MFP	14,999	99.99	15	15	-
Auto Posto Sigua	29,999	99.99	30	30	-

9. Investments (Continued)

b) Change in investments

	Parent Company							Consolidated

	Novasoc	Sé	Versalhes	Sendas Distrib.	Nova Saper	Other	Total	Total

Balances at September 30, 2005	-	1,244,591	-	22,632	2,071	106	1,269,400	238,115

Additions	-	-	-	-	-	2,500	2,500	2,500
Write-offs	-	-	-	(22,632)	-	-	(22,632)	-
Equity results	(5,637)	22,781	50	-	-	(1)	17,193	(4,001)
Goodwill amortization	-	(8,908)	-	-	(27)	-	(8,935)	(8,982)
Merger and acquisitions	-	-	-	-	-	-	-	-
Transfer to deferred charges	-	-	-	-	-	-	-	-
Transfer to provision for				-	-	-	-
capital deficiency	5,637	-	(50)	-	-	-	5,587	-

Balances at December 31, 2005	-	1,258,464	-	-	2,044	2,605	1,263,113	227,632

Additions	-	-	-	-	-	-	-	8,500
Write-offs	-	-	-	-	-	-	-	-
Equity results	4,146	4,383	(1,116)	-	-	-	7,413	(14,782)
Goodwill amortization	-	(3,149)	-	-	(26)	(174)	(3,349)	(3,399)
Merger and acquisitions	-	-	-	-	-	-	-	-
Transfer to deferred charges	-	-	-	-	-	-	-	-
Transfer to provision for							-
capital deficiency	(4,146)	-	1,116	-	-	-	(3,030)	-

Balances at March 31, 2006	-	1,259,698	-	-	2,018	2,431	1,264,147	217,951

_________________________
(i)
Novasoc: Novasoc has, currently, 17 lease agreements with Paes Mendonça which mature in five years, and which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça continues to exist and is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

Under the articles of incorporation of Novasoc, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

At March 31, 2006, the subsidiaries Novasoc and Versalhes recorded capital deficiency. However, because their operating continuity and future economic feasibility are assured by the parent company, the Company recorded R$ 51,984 (R$ 55,014 at December 31, 2005), under “Provision for capital deficiency” to recognize obligations to the creditors.

(ii)
Sé Supermercados – Sé holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9 (d)). The investment is recognized by the equity results method.

9. Investments (Continued)

b) Change in investments (Continued)

Goodwill recorded in the acquisition of investments is supported by on appraisal reports of independent experts and is based principally on their expected future profitability and the appreciation of property and equipment, and is amortized based on the projected profitability of the stores acquired over a period of up to ten years. Upon acquisition of the companies, the portion related to expected future profitability was transferred to deferred charges (Note 11).

c) Investment agreement – CBD and Sendas

In February 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constituted, by means of transfer of assets, rights and liabilities, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, through the association of operating activities of both networks in the State of Rio de Janeiro. The interest of CBD in Sendas Distribuidora at March 31, 2006 corresponded to 42.57% of total capital. It is incumbent on CBD to conduct the operating and administrative management of the new company, through its Executive Board, in addition to its prevailing decision when electing or removing directors from their office.

Pursuant to a shareholder agreement, Sendas S.A. may at any time after February 1, 2007 exercise the right to barter its paid-in shares in Sendas Distribuidora, or a portion thereof, for preferred shares of CBD. At March 31, 2006, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid in and 18.92% not paid in yet.

Should Sendas S.A. exercise such right to barter, CBD will comply with the obligation, through one of the following:

i) Conduct the share barter trade for the Value of Transfer (*);

ii) Purchase the shares on which the barter rights have been exercised in cash, for the Value of Transfer (*);

iii) Adopt any corporate procedure (CBD capital increase, absorption of shares per article 252 of the Corporation Law, or any other);

(*) Value of Transfer will be the value of the paid-in shares (23.65% at March 31, 2006), which must the higher among the options below, limited to the CBD market value:

  Price of shares calculated based on the company market value (valuation) to be calculated by a first-rate investment bank;

  Price of shares calculated based on the company value (valuation), equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

CBD Preferred shares owned by Sendas S.A., after exchange, may only be sold according to the following dates:

  Between February 1, 2007 and January 31, 2010: 1/3 (one third) of CBD Preferred shares;

  Between February 1, 2010 and January 31, 2013: 1/3 (one third) of CBD Preferred shares;

  As from February 1, 2013: the remaining CBD Preferred shares still held by Sendas S.A.

On September 16, 2005 the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders’ Agreement was signed between Sendas S.A. and CBD and subsidiaries, by which the following was decided:

  Adoption of proportionality when indicating the Board of Director members, and of the 13 to be elected, CBD now has the right to elect 7 members;

  Restriction of the right to veto of Sendas S.A. to amendment to the Company business purpose;

  Postponement of the Additional Term ("Second Term") of Payment of Class A Preferred Shares not paid in by Sendas S.A., until February 28, 2014. During the Second Term, the payment may only be made in cash, particularly by using dividends paid by the Company to Sendas S.A.; should the payment not take place during the period, the shares will be cancelled.

(i) CADE (Administrative Council for Economic Defense)

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be observed until the final decision on the association process, such as the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility, maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains, non-reduction of the term of current lease agreements, among others.

Shareholders are waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE.

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

(ii) Capital subscription by the AIG Group

With a view to reducing net indebtedness and strengthening the capital structure of the subsidiary Sendas Distribuidora, on November 30, 2004, its shareholders and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 (equivalent to US$ 50 million) in Sendas Distribuidora, by means of subscription and payment of 157,082,802 Class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the Sendas Distribuidora total capital.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase.

The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance, and the amount of issued shares will enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora shares results in more than the value of three billion shares of CBD, CBD will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, the calculation base of which is the EBITDA, EBITDA multiple and the Net Financial Indebtedness of Sendas Distribuidora. This “Exit Price” will give AIG the right to purchase CBD preferred shares according the criteria below:

  Should the “Exit Price” be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “Exit Price” divided by the CBD preferred share market value;

  Should the “Exit Price” exceed the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be, at CBD discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “Exit Price” and the amount equivalent to the number of CBD preferred shares issued (defined by CBD) will be paid in cash.

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

(ii) Capital subscription by the AIG Group (Continued)

At March 31, 2006, total AIG shareholding represented a credit of R$ 137,827 (R$ 97,212 at December 31, 2005), which, converted to the average quotation of the last week of March 2006 of CBD shares in the São Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 1,494,970,000 shares (1,328,390,000 shares at December 31, 2005) of the Company (1% of its capital).

d) Investment agreement – CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, with the results that Itaú holds the equivalent to 50% of such company. Subsequently, with capital of R$ 150,000, Miravalles set up Financeira Itaú CBD S.A. – FIC, a company which will structure and trade financial products, services and related items exclusively to CBD customers.

The subscription made by Itaú in Miravalles resulted in gain from shareholding dilution of R$ 380,444 in 2004. This gain was reduced by the disposal of certain assets related to the operation, by provisions for start up costs and, particularly, by agreement to make certain amounts subject to performance goals during a maximum period of five years, as from the startup of FIC operations, which occurred in the first quarter of 2005. The net gain was recorded under “Non-operating results” for the year ended December 31, 2004.

On December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of goals were established. At March 31, 2006 the Company recognized the net amount of R$ 13,302 under non-operating results, due to meeting of certain performance goals during the year, maintaining a net provision amounting to R$ 44,849 (R$ 58,151 at December 31, 2005) for payment of fines should the remaining goals not be met.

This partnership, which is effective for 20 years (and may be extended), resulted in operating synergies, enabling expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own label: restricted to use within CBD stores), credit card company cards with widespread acceptance, direct credit to consumers and personal loans, the operating management of which will be under Itaú responsibility.

The Miravalles financial statements for the quarter ended March 31, 2006 and for the year ended December 31, 2005 were audited by other independent auditors. At March 31, 2006, total assets and net result of operations of said investee represented 0.5% and 15.4%, respectively, in relation to the Company consolidated quarterly information.

10. Property and Equipment

		Parent Company				Consolidated

		3.31.2006			12.31.2005	3.31.2006			12.31.2005

	Annual depreciation		Accumulated				Accumulated
	rates %	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net

Land	-	443,623	-	443,623	402,289	485,194	-	485,194	440,850
Buildings	3.33	1,874,522	(345,864)	1,528,658	1,482,597	1,958,925	(358,075)	1,600,850	1,553,401
Leasehold improvements	(*)	1,077,399	(400,412)	676,987	611,098	1,621,557	(566,681)	1,054,876	989,372
Equipment	10 to 33	1,046,007	(706,364)	339,643	338,440	1,251,432	(791,964)	459,468	462,664
Installations	20 to 25	371,860	(291,251)	80,609	81,101	490,070	(352,642)	137,428	139,309
Furniture and fixtures	10	185,490	(85,288)	100,202	100,613	269,739	(106,908)	162,831	165,287
Vehicles	20	18,743	(16,654)	2,089	1,265	21,807	(19,599)	2,208	1,408
Construction in progress		6,123	-	6,123	99,240	7,113	-	7,113	106,170
Other		14,489	(11,431)	3,058	3,253	14,506	(11,448)	3,058	3,253

TOTAL		5,038,256	(1,857,264)	3,180,992	3,119,896	6,120,343	(2,207,317)	3,913,026	3,861,714

Average annual depreciation rate				1.37	6.6			1.51	7.32

(*) Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements.

a) Additions to property and equipment

	Parent Company			Consolidated

	Quarter ended

	3.31.2006	3.31.2005	3.31.2006	3.31.2005

Additions (i)	127,760	97,029	140,991	139,044
Capitalized interest (ii)	2,672	3,540	2,889	3,540

	130,432	100,569	143,880	142,584

(i)
Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in information technology.

(ii)
Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Deliberation 193/96. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

11. Deferred Charges

	Balances at				Balances at
	12.31.2005	Additions	Write-offs	Amortization	3.31.2006

Parent Company
Goodwill	374,473	100	(2,452)	(14,561)	357,560
Pre-operating expenses	61,199	4,182		(3,366)	62,015

Subtotal	435,672	4,282	(2,452)	(17,927)	419,575

Subsidiaries
Goodwill	543,751	-		(9,129)	534,622
Pre-operating expenses	492	-		(11)	481

Subtotal	544,243	-		(9,140)	535,103

Total	979,915	4,282	(2,452)	(27,067)	954,678

a) Goodwill

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability, were transferred to “Deferred charges”, and will continue to be amortized over periods consistent with the earnings projections on which they were originally based, limited to 10 years.

b) Pre-operating expenses and other

Expenses incurred in 2005 concerning the property sales project, related basically to long-term contract initial fee, will be amortized through the lease agreement. The project also includes expenses with professional fees, to be amortized over 5 years.

This also includes expenses with specialized consulting fees, incurred during the development and implementation of strategic projects that began in the fourth quarter of 2005, and whose final objective is to obtain efficiency and productivity gains already in 2006. The major projects involve commercial strategy and a new category management process, including the permanent admittance of imported products into the country, pricing management, and review of the product line. Each project has a defined process and cost, with technical feasibility supported by future benefits to be provided by them. As soon as the projects are concluded, expenses will be amortized on a straight-line basis, over a period proportional to the benefit generated, not exceeding five years.

12. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	3.31.2006	12.31.2005	3.31.2006	12.31.2005

Current
In local currency
BNDES (ii)	TJLP + 1 to 4.1%	126,278	128,693	126,278	128,693

Working capital (i)	TJLP + 3.5% to 7% of the CDI	304	352	304	352
	Weighted average rate of 104.0%
	of CDI (104.0% at December 31, 2005)	2,190	-	5,621	146

In foreign currency	with swap for reais
BNDES (ii)	Exchange variation + 3.5 to 4.1%	19,397	21,051	19,397	21,051

Working capital (i)	Weighted average rate of 103.8% of
	CDI (103.3% at December 31, 2005)	387,664	214,456	432,424	257,234

Imports	US dollar exchange variation	9,305	11,314	12,642	15,138

		545,138	375,866	596,666	422,614

Noncurrent
In local currency
BNDES (ii)	TJLP + 1 to 4.1%	170,159	198,730	170,159	198,730

Working capital (i)	TJLP + 3.5% to 7%	-	62	-	62

PAFIDC Quotas (iii)	Senior A - 105% of CDI	-	-	445,527	427,371
	Senior B - 101% of CDI	-	-	323,951	311,241

In foreign currency	with swap for reais
BNDES (ii)	Exchange variation + 3.5 to 4.1%	30,722	37,804	30,722	37,804

Working capital (i)	Weighted average rate of 103.7% of
	CDI ( 103.7% at December 31, 2005)	163,993	313,465	855,001	977,242

		364,874	550,061	1,825,360	1,952,450

The Company uses swaps operations to modify obligations from fixed interest U.S. dollar denominated to Brazilian real denominated linked to the CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

12. Loans and Financing (Continued)

The annualized CDI benchmark rate at March 31, 2006 was 16.5% (18% at December 31, 2005).

(i) Working capital financing

Obtained from local banks and is used primarily to fund customer credit. Working capital financing is mostly secured by promissory notes and shareholders guarantees.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, granted by the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the TJLP rate plus an annual spread, or are denominated based on a basket of foreign currencies reflecting the BNDES’s funding portfolio, plus an annual spread. Repayments are in monthly installments after expiration of a grace period.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, measured in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of contracts.

Contract date	Annual financial charge	Grace period in months	Number of monthly installments	Maturity	3.31.2006	12.31.2005

January 13, 2000	TJLP + 3.5%	12	72	January/2007	8,753	11,300
November 10, 2000	TJLP + 1 to 3.5%	20	60	May/2007	52,212	62,959
November 10, 2000	Foreign currencies + 3.5%	20	60	July/2007	9,741	12,324
November 14, 2000	TJLP + 2.0%	20	60	June/2007	3,359	4,002
April 16, 2001	TJLP + 3.5%	-	60	April/2006	470	1,870
April 16, 2001	Foreign currencies + 3.5%	-	60	April/2006	112	477
March 12, 2002	Foreign currencies + 3.5%	12	48	March/2007	663	883
April 25, 2002	TJLP + 3.5%	6	60	October/2007	16,019	18,425
April 25, 2002	Foreign currencies + 3.5%	6	60	October/2007	2,295	2,832
November 11, 2003	Fpreign currencies + 4.125%	14	60	January/2010	37,307	42,339
November 11, 2003	TJLP + 4.125%	12	60	November/2009	203,338	215,834
November 11, 2003	TLJP+ 1.0%	12	60	November/2009	12,287	13,033

					346,556	386,278

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. For the quarters ended March 31, 2006 and December 31, 2005, R$ 1,902 and R$ 2,779, respectively, were added to the principal.

12. Loans and Financing (Continued)

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest” to the “Loans and financing” group of accounts (Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date
Senior A	5,826	105 % of CDI	7.4.2008
Senior B	4,300	101 % of CDI	7.4.2008

Maturities

	Parent Company	Consolidated

	3.31.2006	3.31.2006

2007	249,513	416,501
2008	68,248	1,168,096
2009	47,113	47,487
2010	-	193,276

	364,874	1,825,360

13. Debentures

a) Breakdown of outstanding debentures:

			Annual financial
	Type	Outstanding	charges	3.31.2006	12.31.2005

5th issue - 1st series	Floating	40,149	CDI + 0.95%	401,490	419,469

Parent Company/Consolidated – Current and noncurrent				401,490	419,469

Noncurrent liabilities				(401,490)	(401,490)

Current liabilities				-	17,979

The noncurrent portion of these debentures (5th issue – 1st series) matures in 2007.

13. Debentures (Continued)

b) Debenture activity

	Number of
	debentures	Amount

At December 31, 2004	150,607	593,969

Amortization - Sendas – first series	(10,550)	(131,746)
Amortization – fourth issue	(99,908)	(43,466)
Interest, net of payments	-	712

At December 31, 2005	40,149	419,469

Interest, net of payments	-	(17,979)

At March 31, 2006	40,149	401,490

c) Additional information

Fifth issue - On October 4, 2002, shareholders approved the issue and public placement limited to R$ 600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$ 411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated on September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until maturity on October 1, 2007. The Company is required to comply with certain debt covenants measured in accordance with Brazilian GAAP: (i) Net Debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between Net Debt and EBITDA (earnings before interest, taxes, depreciation and amortization), less than or equal to 4.

14. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, as shown below:

	Parent Company		Consolidated

	3.31.2006	12.31.2005	3.31.2006	12.31.2005

COFINS and PIS (i)	899,355	873,285	949,240	921,963
Labor claims (ii)	44,210	42,419	46,603	44,567
Civil and other (iii)	101,044	95,335	116,981	110,381

	1,044,609	1,011,039	1,112,824	1,076,911

a) Taxes

Tax-related contingencies are indexed to the SELIC (Central Bank Overnight Rate), of 16.7% at March 31, 2006 (19.1% at December 31, 2005) and, in some cases, are subject to fines. In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

i) COFINS and PIS

The rate for COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) increased from 2% to 3% in 1999 and the tax base of both COFINS and PIS (Social Contribution Tax on Gross Revenue for Social Integration Program) was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions to the COFINS and PIS taxes. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, resulting from the suit filed by the Company and its subsidiaries, claiming the right to not apply Law 9718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999.

14. Provision for Contingencies (Continued)

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At March 31, 2006, the Company recorded a provision of R$ 46,603 (R$ 44,567 at December 31, 2005) for labor-related loss contingencies. Management, based on advice from legal counsel, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Legal claims are indexed to the TR (Referential Interest Rate), of 0.5% at March 31, 2006 (2.8% at December 31, 2005), plus 1% monthly interest.

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of tax and civil natures. The Company sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and considered as possible but not probable, therefore have not been accrued, at March 31, 2006, as follows:

  ICMS (State VAT) - the Company was served an ICMS notice, concerning transactions related to purchase, industrial processing and sale for export purposes of soya and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place, and the loss considered possible totals R$ 73,912 (R$ 70,393 at December 31, 2005).
  INSS (Social Security Tax) – the Company was served notice regarding collection of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$ 127,650 (R$ 121,572 at December 31, 2005).
  Income tax – the Company was served notice in relation to exclusion from the IRPJ (Corporate Income Tax) tax base of accounts payable regarding certain taxes with suspended enforceability, which, from the tax authorities´ point of view, should not have been excluded. Possible loss concerning said notice amounts to R$ 38,834 (R$ 36,985 at December 31, 2005).
  Other contingencies – The amount of other possible contingencies amount to R$ 52,734 (R$ 50,223 at December 31, 2005).

  Subsequent changes in the expectation of risk of the referred to suits may require that additional provision for contingencies be set up.

14. Provision for Contingencies (Continued)

e) Restricted escrow deposits

The Company is contesting the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

f) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

15. Taxes Payable in Installments

Due to judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	3.31.2006	12.31.2005	3.31.2006	12.31.2005

Current (i)

I.N.S.S.	34,101	33,475	34,228	33,598
C.P.M.F. (*)	13,028	12,770	14,925	14,632

	47,129	46,245	49,153	48,230

Noncurrent

I.N.S.S.	213,134	217,583	213,921	218,388
C.P.M.F.	81,316	82,980	93,177	95,083

	294,450	300,563	307,098	313,471

(i) Current portion of taxes payable in installments are recorded as Taxes payable.
(*) Provisional Contribution Tax on Financial Transactions

16. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	Parent Company		Consolidated

	3.31.2006	3.31.2005	3.31.2006	3.31.2005

Income before income taxes	82,793	74,841	64,619	57,996

Income tax at statutory rate	(20,698)	(18,710)	(16,155)	(14,499)

Income tax incentive	1,174	467	1,480	480
Equity results and provision for capital
deficiency of subsidiary	339	2,207	(5,026)	(127)
Other permanent ajustments,
net (add-backs/exclusions)	(437)	(1,067)	2,267	1,150

Effective income tax	(19,622)	(17,103)	(17,434)	(12,996)

Income tax for the year
Current	(23,271)	(18,968)	(33,187)	(24,194)
Deferred	3,649	1,865	15,753	11,198

	(19,622)	(17,103)	(17,434)	(12,996)

Effective rate	(23.7)	(22.9)	(27.0)	(22.4)

16. Income and Social Contribution Taxes (Continued)

b) Deferred income and social contribution taxes

The major components of the deferred tax accounts in the balance sheet are as follows:

	Parent Company		Consolidated

	3.31.2006	12.31.2005	3.31.2006	12.31.2005

Deferred income and social contribution tax assets
Tax losses	-	-	254,896	251,307
Provision for contingencies	38,735	35,694	53,809	50,131
Provision for hedge accounted for on a cash basis	20,357	16,120	54,535	42,329
Allowance for doubtful accounts	5,093	5,621	5,280	5,944
Goodwill amortization	17,529	16,692	85,214	84,360
Deferred gains from shareholding dilution, net	13,487	17,425	13,487	17,425
Other	11,558	11,558	16,861	16,833

Total deferred income tax asset	106,759	103,110	484,082	468,329

Current assets	69,171	66,807	89,260	84,745
Noncurrent assets	37,588	36,303	394,822	383,584

At March 31, 2006, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred tax credits arising from tax losses carry forward and temporary differences in the amount of R$ 106,759 (R$ 103,110 at December 31, 2005) in the Parent Company and R$ 484,082 (R$ 468,329 at December 31, 2005) in Consolidated.

Recognition of deferred income and social contribution tax assets refer basically to tax loss carryforward, acquired from Sé Supermercados, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management, indicating the capacity of benefiting from the tax credit set up.

Based on such studies, the Company estimates that the recovery of tax credits will be occur in up to ten years, as follows:

16. Income and Social Contribution Taxes (Continued)

c) Breakdown of deferred income and social contribution taxes

	March 31, 2006

	Parent Company	Consolidated

2006	56,185	73,316
2007	23,996	40,783
2008	16,259	43,267
2009	8,797	40,990
2010 to 2014	1,522	285,726

	106,759	484,082

17. Shareholders’ Equity

a) Capital

Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held on June 22, 2005. Fully subscribed and paid-up capital is comprised of 113,667,915,433 registered shares with no par value, of which 49,839,925,688 are common with voting rights and 63,827,989,745 are preferred shares.

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's charter to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s bylaw provides that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

17. Shareholders’ Equity (Continued)

b) Share rights (Continued)

Management is required by the Brazilian Corporation Law to propose dividends at year-end to conform with the mandatory minimum dividend regulations, which can include the interest attributed to equity, net of tax.

c) Revenue reserve

(i) Legal reserve – the legal reserve may be transferred to capital or used to absorb losses, but is not, generally, available for distribution as cash dividends.

The legal reserve is formed based on appropriations from retained earnings of 5% of annual net income as stated in the Company’s financial statements prepared in accordance with Brazilian GAAP before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations.

d) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

The price of option from the date of concession to the date of exercise thereof by the employee is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

17. Shareholders’ Equity (Continued)

d) Preferred stock option plan (Continued)

Information on the stock option plans is summarized below:

	Number	Price on
	of shares	the date of	Price at
	(per thousand)	granting	3.31.2006

Options in force

Series VI – March 15, 2002	412,600	47.00	70.22
Series VII – May 16, 2003	499,840	40.00	44.54
Series VIII – April 30, 2004	431,110	52.00	55.94
Series IX – April 15, 2005	494,545	52.00	50.50

	1,838,095

Options exercised in 2005	(145,677)
Options cancelled	(401,977)

Balance of options in force	1,290,441

Options not granted	2,109,559

Current balance of the option plan	3,400,000

At March 31, 2006, the Company’s preferred shares quotation on the São Paulo Stock Exchange amounted to R$ 90.42 per thousand shares.

18. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within approved limits.

18. Financial Instruments (Continued)

b) Concentration of credit risk

The Company’s sales are direct to customers. Credit risk is minimized due to the large customer base and current control procedures that monitor the creditworthiness of customers. Advances to suppliers are made only to selected suppliers. The financial condition of suppliers is analyzed on an ongoing basis to limit credit risk.

In order to minimize credit risk from investments, the Company adopts policies restricting cash and/or marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at March 31, 2006 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	March 31, 2006

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	41,249	41,249	73,066	73,066
Current and noncurrent
marketable securities	715,682	715,682	1,628,541	1,628,541
Receivables securitization fund	194,068	194,068	-	-

	950,999	950,999	1,701,607	1,701,607

Liabilities
Current and noncurrent loans and
financing	910,012	904,110	2,422,026	2,425,014
Current and noncurrent debentures	401,490	436,741	401,490	436,741

	1,311,502	1,340,851	2,823,516	2,861,755

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

18. Financial Instruments (Continued)

c) Market value of financial instruments (Continued)

With a view to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

d) Currency and interest rate risk management

The Company uses derivative financial instruments and transactions to reduce its exposure to market risk resulting from fluctuations in interest rates that may adversely impact the Company asset and liability transactions. Transactions are conducted by the finance operations area following the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of March 31, 2006, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,300,067 (US$ 598,447) (R$ 1,249,614 - US$ 533,863 at December 31, 2005), include financing of R$ 1,287,425 (US$ 592,628) (R$ 1,234,476 - US$ 527,396 at December 31, 2005), at weighted average interest rates of 5.4% per annum (5.5% p.a. at December 31, 2005) which were covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.7% of CDI (103.7% of CDI at December 31, 2005).

19. Insurance Coverage (Not Reviewed)

Coverage at March 31, 2006 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	R$ 5,818,682
Profit	Loss of profit	R$ 2,900,000
Cash	Theft	R$ 43,473

The Company also holds a specific policy covering civil liability risks in the amount of R$ 40,340.

20. Non-operating Income (Expenses)

Non-operating income, net, mainly results from partial recognition of gains due to dilution related to the partnership with Itaú, in the amount of R$ 13,302, and from property and equipment disposal due to closing of stores during the year (R$ (2,158) at March 31, 2005).

21. Subsequent Events

a) Minutes of the Board of Directors’ Meeting held on April 7, 2006

Approval of a capital increase, through issue of 101,400 preferred shares, with no par value, at subscription price of R$ 70.22 per thousand shares, totaling R$ 7,120. Accordingly, the Company capital increased from R$ 3,680,240 to R$ 3,687,360.

b) Annual/Extraordinary General Meeting held on April 27, 2006

The Company shareholders approved the following matters:

i) Allocation of net income for the year 2005, after setting up the legal reserve and income retention reserve, as follows:

1) R$ 186,157 – Income retention reserve, namely:
    R$ 167,541 – Reserve for expansion (article 35 – paragraph 2 – Articles of Incorporation);
    R$ 18,616 – Capital budget (article 196 – paragraph 2 of Law 6404).

ii) Capital increase, without new issue of shares, totaling R$ 267,178 referring to capitalization of funds provided from:

- Reserve for expansion, set up as approved in the General Meeting held on April 29, 2005, amounting to R$ 240,461.
- Income retention reserve on capital budget, amounting to R$ 26,717.

The Company capital increased from R$ 3,687,360 to R$ 3,954,538.

iii) The 2006 Investment Program, in the total amount of R$ 935,000, focusing on opening new stores, gas stations, drugstores, acquisitions of land, refurbishment and maintenance of the existing assets.

21. Subsequent Events (Continued)

b) Annual/Extraordinary General Meeting held on April 27, 2006 (Continued)

iv) Acquisition of the equity interest in subsidiary Cipal, by absorbing its relevant assets and liabilities without any impact on the shareholders’ equity of the Company. The acquisition is based on the balance sheet as of March 31, 2006 (merger base date), presented in the appraisal reports of independent experts (Magalhães Andrade S/S Auditores Independentes), as follows:

Assets		Liabilities
Current assets	6,571	Current liabilities	7,697
Noncurrent assets	5,612	Noncurrent liabilities	7,266
Property and equipment	7,588	Shareholders' equity	4,908

Investment	100

Total	19,871	Total	19,871

c) Equity Offering in Connection with Divestiture of Majority Shares

The CVM board of directors, in a meeting held on April 11, 2006, did not abide by the appeal filed by the Company against the interpretation issued by CVM technical areas, which determined an equity offering of voting shares outstanding, consisting of nearly 0.06% of the Company common shares. This decision was entered through Notice CVM/SEP/SER No. 33/2006.

22. Supplemental Information

The supplemental information presents the statement of cash flows prepared in accordance with the IBRACON - Institute of Independent Auditors of Brazil Accounting Standards and Procedures (NPC-20) considering significant transactions that influenced the available cash and marketable securities of the Company. The statement is divided into operating, investing and financing activities.

The Company is also presenting the statement of added value, prepared according to CVM Rulings 15/87 and 24/92, and CVM Official Memorandum 01/00. The template adopted was proposed by NBCT 3.7 from the Federal Accounting Council (CFC), and presents the results for the period from the point of view of the generation and distribution of wealth, the main beneficiaries of which are the employees, the government and the community, lenders and shareholders.

22. Supplemental Information (Continued)

a) Statement of cash flows

	Parent Company		Consolidated

	Period ended

	3.31.2006	3.31.2005	3.31.2006	3.31.2005

Cash flow from operating activities
Net income for the period	60,171	57,738	60,171	57,738
Adjusted net income
Deferred income tax	(3,649)	(1,865)	(15,753)	(11,198)
Net book value of permanent asset disposals	4	2,158	4	6,825
Net gains from shareholding dilution	(13,302)		(13,302)
Depreciation and amortization	88,446	91,676	120,149	121,738
Interest and monetary variations, net of
payment	28,094	35,068	96,881	5,595
Equity results	(7,413)	(8,827)	14,782	375
Provision for contingencies	9,298	14,612	10,105	17,131
Minoritary interest	-	-	(15,986)	(12,738)

	161,649	190,560	257,051	185,466

(Increase) decrease in assets
Trade accounts receivable	311,463	91,721	318,991	101,634
Advances to suppliers and employees	(3,998)	(878)	(4,603)	(1,011)
Inventories	1,528	38,658	(18,068)	40,171
Taxes recoverable	21,454	16,716	6,266	15,520
Other assets	(25,249)	(18,029)	(46,880)	(50,285)
Related parties	30,781	(107,959)	(17,973)	(347)
Restricted escrow deposits	(8,156)	(4,096)	(10,399)	(7,146)

	327,823	16,133	227,334	98,536

Increase (decrease) in liabilities
Suppliers	(296,598)	(179,171)	(326,360)	(184,629)
Salaries and payroll charges	(15,063)	(10,523)	(15,851)	(4,034)
Taxes and social contributions payable	(18,232)	6,090	(20,048)	11,205
Other accounts payable	8,759	24,930	26,745	51,901

	(321,134)	(158,674)	(335,514)	(125,557)

Net cash flow generated by operating
activities	168,338	48,019	148,871	158,445

22. Supplemental Information (Continued)

a) Statement of cash flows (Continued)

	Parent Company		Consolidated

	Period ended

	3.31.2006	3.31.2005	3.31.2006	3.31.2005

Cash flow from investing activities
Acquisition of companies	-	-	(8,501)	-
Acquisition of property and equipment	(101,360)	(107,296)	(112,107)	(149,701)
Increase in deferred charges	(4,283)	(595)	(4,282)	(595)

Net cash flow used in investing

activities	(105,643)	(107,891)	(124,890)	(150,296)

Cash flow from financing activities
Financing
Funding and refinancing	25,962	17,767	35,690	429,273
Payments	(62,358)	(144,459)	(68,901)	(690,105)

Net cash flow used in financing activities	(36,396)	(126,692)	(33,211)	(260,832)

Net increase (decrease) in cash and cash
equivalents	26,299	(186,564)	(9,230)	(252,683)

Cash and cash equivalents at end of period	756,931	573,014	1,701,607	926,787
Cash and cash equivalents at beginning of period	730,632	759,578	1,710,837	1,179,470

Change in cash and cash equivalents	26,299	(186,564)	(9,230)	(252,683)

Cash flow supplemental information
Interest paid on loans and financing	48,585	75,005	49,322	162,968

22. Supplemental Information (Continued)

b) Statement of added value

	Parent Company				Consolidated

	Period ended

	3.31.2006%		3.31.2005%		3.31.2006%		3.31.2005%

Revenues
Sales of goods	2,794,550		2,788,469		3,924,728		3,943,262
Credit write-offs	(1,096)		(3,536)		(1,305)		(6,079)
Non-operating	7,286		5,323		7,286		655

	2,800,740		2,790,256		3,930,709		3,937,838

Materials acquired from third
parties
Cost of sales	(1,953,618)		(1,989,058)		(2,768,395)		(2,798,395)
Materials, energy, outsourced
services and others	(193,479)		(187,307)		(287,475)		(290,308)

	(2,147,097)		(2,176,365)		(3,055,870)		(3,088,703)

Gross added value	653,643		613,891		874,839		849,135

Retentions
Depreciation and amortization	(90,578)		(91,676)		(122,997)		(121,738)

Net added value produced
by the Company	563,065		522,215		751,842		727,397

Transfers received
Equity results	7,413		8,827		(14,782)		(375)
Minority interest	-		-		15,986		12,738
Financial income	65,868		81,031		101,973		102,074

	73,281		89,858		103,177		114,437
Total added value to be
distributed	636,346	100.0	612,073	100.0	855,019	100.0	841,834	100.0

Distribution of added value
Personnel and related charges	227,509	35.8	209,564	34.3	311,024	36.4	294,196	34.9
Taxes rates and contributions	168,581	26.5	180,042	29.4	213,861	25.0	245,780	29.2
Interest and rents	180,085	28.3	164,729	26.9	269,963	31.6	244,120	29.0

Retention of profits	60,171	9.4	57,738	9.4	60,171	7.0	57,738	6.9

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 – Comments on Consolidated Performance

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)

1 – CODE	2 – Description	3 – 3/31/2006	4 - 12/31/2005
1	Total assets	10,724,151	10,923,212
1.01	Current assets	4,648,031	4,910,375
1.01.01	Available funds	1,701,607	1,710,837
1.01.01.01	Cash and banks	73,066	168,603
1.01.01.02	Financial investments	1,628,541	1,542,234
1.01.02	Receivables	1,738,186	2,056,368
1.01.02.01	Trade accounts receivable	1,098,728	1,416,727
1.01.02.02	Advances to suppliers and employees	40,415	35,812
1.01.02.03	Taxes recoverable	472,820	476,236
1.01.02.04	Deferred income tax	89,260	84,745
1.01.02.05	Other receivables	36,963	42,848
1.01.03	Inventories	1,133,354	1,115,286
1.01.04	Other	74,884	27,884
1.01.04.01	Prepaid expenses	74,884	27,884
1.02	Long-term receivables	990,465	943,576
1.02.01	Sundry receivables	967,973	939,057
1.02.01.01	Trade accounts receivable	0	0
1.02.01.02	Financial Investments	0	0
1.02.01.03	Deferred income tax	394,822	383,584
1.02.01.04	Judicial deposits	241,874	228,969
1.02.01.05	Trade accounts receivable	323,478	324,470
1.02.01.06	Prepaid expenses	2,145	2,034
1.02.01.07	Other receivables	5,654	0
1.02.02	Receivables from related companies	22,492	4,519
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	22,492	4,519
1.02.02.02.01	Subsidiary companies	22,492	4,519
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,085,655	5,069,261
1.03.01	Investments	217,951	227,632
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	217,951	227,632
1.03.01.03	Other	0	0
1.03.01.03.01	Investments in Other Companies	0	0
1.03.02	Property and equipment	3,913,026	3,861,714
1.03.03	Deferred charges	954,678	979,915

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (Thousands of reais)

1 - CODE	2 – Description	3 – 3/31/2006	4 – 12/31/2005
2	Total liabilities and shareholders' equity	10,724,151	10,923,212
2.01	Current liabilities	2,493,435	2,569,431
2.01.01	Loans and financing	596,666	422,614
2.01.02	Debentures	0	17,979
2.01.03	Suppliers	1,327,874	1,654,234
2.01.04	Taxes, charges and contributions	84,605	89,753
2.01.04.01	Taxes on sales	2,266	25,014
2.01.04.02	Tax installments	49,153	48,230
2.01.04.03	Provision for income tax	33,186	16,509
2.01.05	Dividends payable	62,053	62,053
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Other liabilities	422,237	322,798
2.01.08.01	Salaries and related contributions	141,788	157,639
2.01.08.02	Public services	6,800	6,211
2.01.08.03	Rents	34,608	40,586
2.01.08.04	Advertising	2,945	3,690
2.01.08.05	Insurance	2,496	2,400
2.01.08.06	Purchase of assets	56,762	24,989
2.01.08.07	Other accounts payable	176,838	87,283
2.02	Long-term liabilities	3,646,772	3,814,022
2.02.01	Loans and financing	1,825,360	1,952,450
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	1,419,922	1,460,082
2.02.05.01	Provision for contingencies	1,112,824	1,076,911
2.02.05.02	Tax installments	307,098	313,471
2.02.05.03	Purchase of assets	0	0
2.02.05.04	Others	0	69,700
2.03	Deferred income	0	0
2.04	Minority interest	271,401	287,387
2.05	Shareholders' equity	4,312,543	4,252,372
2.05.01	Paid-up capital	3,680,240	3,680,240
2.05.02	Capital reserves	0	0
2.05.02.01	Tax incentives	0	0
2.05.02.02	Subscription bonus	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	632,303	572,132
2.05.04.01	Legal	118,797	118,797
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0

2.05.04.05	Retention of profits	273,046	212,875
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	240,460	240,460
2.05.04.07.01	Reserve for expansion	240,460	240,460
2.05.05	Retained earnings/accumulated deficit	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2006 to 03/31/2006	4 – 01/01/2006 to 03/31/2006	5 – 01/01/2005 to 03/31/2005	6 – 01/01/2005 to 03/31/2005
3.01	Gross sales and/or services	3,924,728	3,924,728	3,943,262	3,943,262
3.02	Deductions	(619,761)	(619,761)	(677,176)	(677,176)
3.03	Net sales and/or services	3,304,967	3,304,967	3,266,086	3,266,086
3.04	Cost of sales and/or services rendered	(2,322,095)	(2,322,095)	(2,322,867)	(2,322,867)
3.05	Gross profit	982,872	982,872	943,219	943,219
3.06	Operating (expenses) income	(925,539)	(925,539)	(878,397)	(878,397)
3.06.01	Selling	(587,904)	(587,904)	(551,523)	(551,523)
3.06.02	General and administrative	(117,119)	(117,119)	(119,402)	(119,402)
3.06.03	Financial	(67,198)	(67,198)	(68,294)	(68,294)
3.06.03.01	Financial income	101,973	101,973	102,074	102,074
3.06.03.02	Financial expenses	(169,171)	(169,171)	(170,368)	(170,368)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(138,536)	(138,536)	(138,803)	(138,803)
3.06.05.01	Other taxes and charges	(18,387)	(18,387)	(17,065)	(17,065)
3.06.05.02	Depreciation and amortization	(120,149)	(120,149)	(121,738)	(121,738)
3.06.05.03	Gain (loss) on investment in subsidiary company	0	0	0	0
3.06.06	Equity in the results of subsidiary and associated companies	(14,782)	(14,782)	(375)	(375)
3.07	Operating profit	57,333	57,333	64,822	64,822
3.08	Nonoperating results	7,286	7,286	(6,826)	(6,826)
3.08.01	Revenue	13,341	13,341	0	0
3.08.02	Expenses	(6,055)	(6,055)	(6,826)	(6,826)
3.09	Income before taxation and profit sharing	64,619	64,619	57,996	57,996
3.10	Provision for income tax and social contribution	(33,187)	(33,187)	(24,194)	(24,194)
3.11	Deferred income tax	15,753	15,753	11,198	11,198
3.12	Statutory profit sharing and contributions	(3,000)	(3,000)	0	0
3.12.01	Profit sharing	(3,000)	(3,000)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.14	Minority Interests	15,986	15,986	12,738	12,738
3.15	Net income for the quarter/six-month period	60,171	60,171	57,738	57,738
	Number of shares, ex-treasury (in thousands)	113,667,916	113,667,916	113,522,239	113,522,239
	Net income per share	0.00053	0.00053	0.00051	0.00051
	Loss per share

08.01 – Comments on consolidated performance during the quarter

Comments on Sales Performance

The first quarter of 2006 was marked by the continued environment of retracted consumption and deflation in food products. Additionally, comparisons between 1Q06 and 1Q05 results were negatively affected by the fact that Easter didn’t occur in the first quarter this year. Accordingly, CBD reported a 0.5% drop in gross sales, which totaled R$ 3,924.7 million in the period, with food products representing 73.7% of total sales and non-food products corresponding to the remaining 26.3% . Net sales in 1Q06 amounted to R$ 3,305.0 million, a 1.2% growth compared to 1Q05.

Same store sales in the quarter decreased 4.6% as a result of the environment described above as well as the strong comparison base (an 11.1% growth in 1Q05). As in prior quarters, the Company’s recorded a strong performance in sales of non-food products, with a 14.5% growth, whereas sales of food products (adversely impacted by the Easter date shift from March to April in 2006) decreased 9.8% .

The main variable in the Business Units performance analysis was the presence of non-food products in the mix of sales offered by each of them. In this context, it is important to highlight the performance of hypermarkets and Extra Eletro stores. Also worthy of note was the good performance of Sendas banner in the State of Rio de Janeiro, which recorded an increase in same store sales in the quarter, despite the unfavorable calendar shift, reflecting a better positioning in terms of price and return on stores remodeling investments.

Operating Performance

During the first quarter, CBD initiated the implementation of projects structured during 2005, aimed to increase efficiency and decrease expenses. These initiatives will payoff throughout 2006 and their effects on the Company’s figures will be more strongly noticed as from the second half of the year – although this positive trend can already be perceived in the first quarter of 2006, as commented below. It is important to stress that CDB’s great focus is on increasing the assets turnover. In this perspective, the Company plans to gradually reinvest efficiency gains in lower prices for consumers, aiming to ultimately increase sales volumes and reach higher same store sales levels.

The following comments on operating performance refer to CBD’s consolidated results and, therefore, fully account for Sendas Distribuidora’s operating results (the CBD joint venture with Sendas in the State of Rio de Janeiro).

Gross margin of 29.7%, higher than the 28.9% reported in 1Q05

In the first quarter of 2006, the Company’s gross income totaled R$ 982.9 million, representing a 4.2% growth over the same quarter of 2005. The gross margin in 1Q06 was 29.7%, higher than the 28.9% reported in 1Q05. The fact that the Easter holiday has not occurred in the first quarter of 2006 caused the period to be less promotional in relation to the same quarter last year (with the Easter holiday in March), which partially explains the increase registered in gross margin.

It is important to emphasize that during the quarter the Company placed the “Commercial Dynamics” project in operation. In line with the Company’s strategy to foster efficiency, productivity and competitiveness, this project resulted in a new organizational model being built, whereby Categories Management – formerly divided among Business Units – and Purchasing activities are under the Commercial Area. In addition to leading to a new management model, the project also involves the adoption of new processes and methodologies relating to product assortment, pricing, promotions and product exposure in the stores. On balance, the first quarter was a period of deep changes in the Company’s commercial structure and we expect that throughout the next quarters the estimated competitiveness gains will be gradually accomplished.

Operating Expenses

The first results of actions taken by the Company to reach increased efficiency and productivity can already be noticed. Selling expenses as a percentage of net sales expenses was 17.8%, a ratio jeopardized not only by the unfavorable Easter calendar shift but also by additional renting expenses in the amount of R$ 27.5 million (originated by the leasing of 60 stores sold to Grupo Diniz). Net of the effect of such additional renting expenses, the Company’s selling expenses levels remained almost flat (17.0%) in the year on year comparison (16.9% in 1Q05).

Administrative expenses on sales ratio decreased from 3.7% to 3.5%, partially reflecting the Company’s efforts to post productivity gains. In 1Q06, the Company registered non-recurring expenses in the amount of R$ 8.5 million, primarily derived from events such as restructuring and closing of stores and a warehouse.

In the first quarter, the Company’s areas were aligned with the Zero Base Budget goals, and several actions that will bring results over the next quarters were implemented, among which the creation of a Shared Services Center and an Indirect Purchasing area (purchase of non-saleable products and services). A significant ratio that already reflects the Company’s endeavor to increase productivity is the total number of employees per 1,000 square meter of sales area, which decreased 5.5% year-on-year, closing the first quarter of 2006 a ratio of 51, against 54 at the end of the first quarter of 2005.

EBITDA increases 2.0%, with 8.4% margin

The gross margin increase recorded in the quarter offset the lower expenses dilution commented above, resulting in a 2.0% growth in EBITDA for the quarter, higher than the 1.2% growth in net sales. The EBITDA margin in the period was 8.4%, compared to 8.3% in the same quarter of 2005.

Equity Income

FIC (Itaú-CBD Financing) recorded a negative equity for CDB in the quarter, in the amount of R$ 14.8 million. This result is in line with expectations, consistent with the payoff curve of financing products and services, and also reflects adjustments made to the allowances for losses due to increase in the financing portfolios. The Company’s expectations to reverse this negative result remain unchanged and thus FIC is expected to present results above the break-even in 2007.

Minority Interest: Sendas Distribuidora

EBITDA margin in the period was 4.4%, lower than the 5.6% margin reported in the first quarter of 2005, reflecting increased competitiveness in the State of Rio de Janeiro, the easter calendar effect, and the resulting low expenses dilution, as well as restructuring expenses.

Sendas Distribuidora’s performance was also strongly impacted by high net financial expenses in the amount of R$ 40.6 million, causing the net result for the quarter to be negative by R$ 27.8 million, generating a minority interest result for CBD of R$ 16.0 million (R$ 12.7 million in 1Q05).

Financial Results

The Company’s financial income and expenses remained practically flat in relation to the same quarter last year, respectively, R$169.2 million and R$102.0 million, generating a net financial expense of R$67.2 million. Comparing these results year on year, it is worth to highlight the transfer of financing operations to FIC (Itaú-CBD Financing), the increase in expenses resulting from the securitization of receivables, and the high volume of sales through non-interest bearing installments by credit card. These factors were offset by the increase in financial income arising from the inflow of funds in 2005 derived from the sale of properties to Fundo Península.

Non-Operating Result

Non-operating result in 2006 was positive in the amount of R$ 7.3 million and primarily derives from the achievement of certain performance goals in connection with the joint venture with Itaú.

Income Before Income Tax and Net Income

Income before income tax and minority interest totaled R$ 64.6 million in the quarter, 11.4% higher than the R$ 58.0 million reported in the same period last year.

CBD reported a net income of R$ 60.2 million in 1Q06, versus R$ 57.7 million in 1Q05, representing a 4.2% growth.

Capex

The total amount invested in 1Q06 was R$ 141.0 million (versus R$ 139.0 million in 1Q05). The main investments made in the period are as follows:

- Opening of 1 Extra store in Recife;
- Construction of 2 gas stations and 9 drugstores;
- Stores remodeling and modernization;
- Acquisition of 7 lands for the construction of new stores and 2 lands for the construction of gas stations;
- Investments in information technology and logistics.

The information contained in the tables below has not been reviewed by external auditors.

Gross Sales per Format (R$ thousand)

1st Quarter	2006	%	2005	%	Var.(%)

Pão de Açúcar	900,529	22.9%	1,012,458	25.7%	-11.1%
Extra	1,956,708	49.9%	1,902,936	48.3%	2.8%
CompreBem	657,501	16.8%	650,157	16.5%	1.1%
Extra Eletro	76,644	1.9%	68,325	1.7%	12.2%
Sendas*	333,346	8.5%	309,386	7.8%	7.7%

CBD	3,924,728	100.0%	3,943,262	100.0%	-0.5%

* Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Quarter	2006	%	2005	%	Var.(%)

Pão de Açúcar	751,948	22.7%	835,688	25.6%	-10.0%
Extra	1,642,121	49.7%	1,567,277	48.0%	4.8%
CompreBem	558,544	16.9%	543,638	16.6%	2.7%
Extra Eletro	59,626	1.8%	51,314	1.6%	16.2%
Sendas*	292,728	8.9%	268,169	8.2%	9.2%

CBD	3,304,967	100.0%	3,266,086	100.0%	1.2%

* Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2006	2005

	1st Q	1st Q

Cash	50.0%	51.8%
Credit Card	38.1%	36.5%
Food Voucher	7.9%	7.3%
Credit	4.0%	4.4%
Post-dated Checks	2.2%	3.0%
Installment Sales	1.8%	1.4%

08.01 – Comments on consolidated perfomance during the quarter

Stores by Format

	Pão de		Extra-				Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	CBD	Area (m2)	Employees

12/31/2005	185	79	50	176	66	556	1,206,254	62,803

Opened		1				1
Closed	(2)			(1)		(3)
Converted						-

3/31/2006	183	80	50	175	66	554	1,206,632	61,344

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – NAME OF COMPANY	3 – BRAZILIAN REVENUE SERVICE REGISTRY OF LEGAL ENTITIES - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)

01	NOVASOC COMERCIAL LTDA.	03.139.761/0001-17	PRIVATELY-HELD ASSOCIATED	10.00	-1.31
COMMERCIAL, INDUSTRIAL AND OTHER		1		1

02	SÉ SUPERMERCADOS LTDA.	01.545.828/0001-98	PRIVATELY-HELD SUBSIDIARY	91.92	27.83
COMMERCIAL, INDUSTRIAL AND OTHER		1,133,991		1,133,990

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATELY-HELD SUBSIDIARY	42.57	14.40
COMMERCIAL, INDUSTRIAL AND OTHER		450,001		450,001

04	VERSALHES COM. PROD. ELETRÔNICOS LTDA.	07.145.984/0001-48	PRIVATELY-HELD SUBSIDIARY	90.00	-0.04
COMMERCIAL, INDUSTRIAL AND OTHER		10		10

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1 – Item	01
2 - Issue order number	5th
3 – Registration number with CVM	SRE/DEB/2002/038
4 – Date of registration with CVM	11/13/2002
5 – Issued series	1
6 – Type	Simple
7 – Nature	Public
8 - Issue date	10/1/2002
9 - Due date	10/1/2007
10 – Type of debenture	Without preference
11 – Remuneration conditions prevailing	DI + 0.95% p,a,
12 – Premium/discount
13 – Nominal value (reais)	10,000.00
14 – Issued amount (Thousands of reais)	401,490
15 – Number of debentures issued (unit)	40,149
16 – Outstanding debentures (unit)	40,149
17 – Treasury debentures (unit)	0
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to be placed (unit)	0
21 - Date of last renegotiation	9/9/2004
22 - Date of next event	10/1/2006

16.01 - OTHER SIGNIFICANT INFORMATION

SHAREHOLDING STATUS ON MARCH 31, 2006
Companhia Brasileira de Distribuição

SHAREHOLDERS	COMMON	% ON COMMON CAPITAL	PREFERRED	% ON PREFERRED CAPITAL	TOTAL	% TOTAL
VIERI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	32,700,000,000	65.610050%	0	0.000000%	32,700,000,000	28.768012%
PENINSULA PARTICIPAÇÕES LTDA.	1,392,087,129	2.793116%	1,298,759,628	2.034781%	2,690,846,757	2.367288%
SEGISOR	14,309,589,419	28.711097%	2,067,946,860	3.239875%	16,377,536,279	14.408231%
ABILIO DOS SANTOS DINIZ	10	0.000000%	0	0.000000%	10	0.000000%
JOÃO PAULO S.DINIZ	10	0.000000%	8,900,000	0.013944%	8,900,010	0.007830%
ANA MARIA S.DINIZ DÀVILA	10	0.000000%	40,500,000	0.063452%	40,500,010	0.035630%
PEDRO PAULO S.DINIZ	0	0.000000%	360,850	0.000565%	360,850	0.000317%
RIO SOE	1,407,912,871	2.824870%	0	0.000000%	1,407,912,871	1.238619%
APART NEW	0	0.000000%	5,474,058	0.008576%	5,474,058	0.004816%
CAPITÓLIO	0	0.000000%	160,314,807	0.251167%	160,314,807	0.141038%
ONYX 2006	0	0.000000%	6,265,190,000	9.796940%	6,253,190,000	5.501280%
RIO PLATE	0	0.000000%	2,236,310,000	3.503651%	2,236,310,000	1.967407%
SPLENDOUR	0	0.000000%	4,000,000,000	6.266843%	4,000,000,000	3.519023%
ADMINIST.	90	0.000000%	43,370,000	0.067948%	43,370,090	0.038155%
OTHER	30,336,149	0.060867%	47,712,863,542	74.752258%	47,743,199,691	42.002354%
TOTAL	49,839,925,688	100.000000%	63,827,989,745	100.000000%	113.667.915.433	100.000000%

SHAREHOLDING STATUS – 3.31.2006

Parent Companies – Board of Directors - Supervisory Board
 (spouses, companions and dependants)

	COMMON SHARES		PREFERRED SHARES		TOTAL
SHAREHOLDERS	AMOUNT	%	AMOUNT	%	AMOUNT	%
PARENT COMPANY	49,809,589,449	99.94	16,071,756,203	25.18	65,881,345,652	57.96
BOARD OF DIRECTORS	90	0.00	1,690,000	0.00	1,690,090	0.00
EXECUTIVE BOARD	-	0.00	41,680,000	0.07	41,680,000	0.04
OTHER	30,336,154	0.06	47,712,863,542	74.75	47,743,199,691	42.00
TOTAL	49,839,925,688	100.00	63,827,989,745	100.00	113,667,915,433	100.00
OUTSTANDING SHARES	30,336,149	0.06	47,712,863,542	74.75	47,743,199,691	42.00

16.01 - OTHER SIGNIFICANT INFORMATION (Continued)

SHAREHOLDING STATUS – 3.31.2005

Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

SHAREHOLDERS	COMMON		PREFERRED		TOTAL
	AMOUNT	%	AMOUNT	%	AMOUNT	%
PARENT COMPANY	63,440,475,150	99.95	21,339,805,733	42.64	84,780,280,883	74.68
BOARD OF DIRECTORS	114	0.00	205,050,000	0.39	197,050,114	0.17
EXECUTIVE BOARD	0	0.00	57,330,000	0.11	57,330,000	0.05
OTHER	30,336,135	0.05	28,457,242,301	56.86	28,487,578,436	25.10
TOTAL	63,470,811,399	100	50,051,428,034	100	113,522,239,433	100.00
OUTSTANDING SHARES	30,336,249	0.05	28,514,572,301	56.97	28,544,908,446	25.14

SHAREHOLDING STATUS ON MARCH 31, 2006

VIERI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

	Common units of interest		Preferred units of interest		Total
Members	Amount	%	Amount	%	Amount	%
MASMANIDIS PARTICIPAÇÕES LTDA	10,187,500,000	50.00	10,125,000,000	82.150	20,312,500,000	62.12
PENÍNSULA PARTICIPAÇÕES LTDA	10,187,500,000	50.00	0		10,187,500,000	31.15
SEGISOR	0	0	2,200,000,000	17.85	2,200,000,000	6.73
Total	20,375,000,000	100.00	12,325,000,000	100.00	32,700,000,000	100.00

MASMANIDIS PARTICIPAÇÕES LTDA.

Members	Units of interest	%
SEGISOR	2,105,267,781	100.00
Total	2,105,267,781	100.00

16.01 - OTHER SIGNIFICANT INFORMATION (Continued)

Península Participações Ltda.

	Common units of interest		Preferred units of interest		Total
Members	Amount	%	Amount	%	Amount	%
ABILIO DOS SANTOS DINIZ	200,000	0.16	1	20.00	200,001	0.16
JOÃO PAULO F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	30,171,223	24.96	1	20.00	30,171,224	24.96
PEDRO PAULO F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
ADRIANA F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
TOTAL	120,884,892	100.00	5	100.00	120,884,897	100.00

ONYX 2006 PARTICIPAÇÕES LTDA.

Members	Units of interest	%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	519,760,367	99.99
ABILIO DINIZ	10,001	0.01
Total	519,770,368	100.00

RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Members	Units of interest	%
AD PENÍNSULA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	232,825,331	46.42
PENÍNSULA PARTICIPAÇÕES LTDA	268,679,490	53.48
Total	501,504,821	100.00

AD PENÍNSULA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Members	Units of interest	%
ABILIO DOS SANTOS DINIZ	458,496,346	99.98
ANA MARIA. F. DOS S. DINIZ D’AVILA	1	0.02
Total	458,496,347	100.00

16.01 - OTHER SIGNIFICANT INFORMATION (Continued)

SEGISOR

Shareholders	%
Casino Guichard Perrachon (*)	99.99
Other	0.01
Total	100.00
(*) Foreign company

17.01 - OTHER SIGNIFICANT INFORMATION

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

1.
We have performed a special review of the quarterly information (ITR) of Companhia Brasileira de Distribuição (the Company) and Companhia Brasileira de Distribuição and subsidiaries for the quarter ended March 31, 2006, including the balance sheets, the related statements of income, the report on performance and significant information, prepared by Company management in accordance with the accounting practices adopted in Brazil. The quarterly information of investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios and Miravalles Empreendimentos e Participações S.A. for the quarter ended March 31, 2006 was reviewed by other independent auditors. Our special review report, in relation to the amounts of assets, liabilities and results of these investees, is exclusively based on the limited review reports of these independent auditors.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), which consisted principally of: (a) inquiries of and discussions with persons responsible for the Company’s accounting, financial and operating areas as to the criteria adopted in preparing the quarterly information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.
Based on our special review and the limited review reports of the other independent auditors, we are not aware of any material modifications that should be made to the quarterly information referred to above for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.
Our review was conducted with the objective of issuing a report on the special review of the quarterly information referred to above. The statements of cash flows and added value of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and subsidiaries for the quarter ended March 31, 2006, prepared in accordance with the accounting practices adopted in Brazil, presented to provide additional information about the Company and its subsidiaries, are not required components of the quarterly information. These statements were submitted to the review procedures described in paragraph two above and, based on our review and the quarterly information reviewed by the other independent auditors, we are not aware of any significant adjustment that should be made to this additional information for it to be fairly presented, in all material respects, in relation to the overall quarterly information for the quarter ended March 31, 2006.

São Paulo, May 8, 2006

     ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

     Sergio Ricardo Romani Accountant
CRC -1RJ072321/S-0

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY (Continued)

Associated/Affiliated Company: SÉ SUPERMERCADOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY (Continued)

Associated/Affiliated Company: SENDAS DISTRIBUIDORA S.A.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY (Continued)

Associated/Affiliated Company: VERSALHES COM. PROD. ELETRÔNICOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

Contents

GROUP	ITR	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET –ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY INFORMATION	7
05	01	COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER	48
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	49
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	50
07	01	CONSOLIDATED STATEMENT OF INCOME	52
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER	53
09	01	INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES	61
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	62
16	01	OTHER SIGNIFICANT INFORMATION	63
17	01	UNQUALIFIED REPORT ON THE LIMITED REVIEW	67
		NOVASOC COMERCIAL LTDA.	69
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	69
		SÉ SUPERMERCADOS LTDA.	70
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	70
		SENDAS DISTRIBUIDORA S.A.	71
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	71
		VERSALHES COM. PROD. ELETRÔNICOS LTDA:	72
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	72

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 19, 2006	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Fernando Queiroz Tracanella Name: Fernando Queiroz Tracanella Title: Investor Relations Officer